

Mail Stop 3720

November 17, 2006

VIA U.S. MAIL AND FAX (612) 436-6797

Mr. Geoffrey M. Boyd
Chief Financial Officer
Eschelon Telecom Inc.
730 Second Avenue
Minneapolis, MN   55402

        Re: Eschelon Telecom Inc.
                Form 10-K for Fiscal Year Ended December 31, 2005
                Filed March 17, 2006
                Form 10-K/A for Fiscal Year Ended December 31, 2005
                Filed November 13, 2006
                File No. 0-50706

Dear Mr. Boyd:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            /s/ Larry Spirgel
                            Assistant Director